DORATO RESOURCES INC.

#507, 837 West Hastings Street

Vancouver, BC  V6C 3N6

Tel:  604.685.1017

Fax:  604.685.5777

June 30th, 2008

MANAGEMENT DISCUSSION & ANALYSIS

The following discussion of the financial condition and results of operations of Dorato Resources Inc. (“Dorato”) should be read in conjunction with our unaudited financial statements for the three month period ended April 30, 2008 as well as our audited financial statements and accompanying notes for the year ended January 31, 2008.  Except where otherwise noted, all dollar amounts are stated in United States dollars.

Overview

Dorato was incorporated under the laws of the Province of British Columbia on May 26, 1981 under the name "Force Energy Ltd.".  On September 10, 1981, we changed our name to "Force Resources Ltd.".  On December 1, 1994, we subsequently changed our name to "Force Technologies Inc." in connection with a consolidation of our share capital on a five old shares for one new share basis.  On October 1, 1997, we changed our name to "Glassmaster Industries Inc." in connection with a forward split of our share capital on a one old share for two new shares basis.  Effective April 24, 1998, we continued our jurisdiction of registration from British Columbia, Canada to the State of Wyoming by filing a Certificate of Registration and Articles of Continuance in the office of the Secretary of State of Wyoming.  On January 19, 2000, we changed our name to "Interlink Systems Inc." in connection with a consolidation of our share capital on a ten old share for one new share basis.  On August 14, 2000, we changed our name from "Interlink Systems Inc." to "iQuest Networks Inc." in connection with the acquisition of our interest in iNoize.  We also concurrently effected a consolidation of our share capital on a one new share for two old shares basis.  Effective October 28th, 2003, our shares were consolidated on the basis of one new share for every four old shares, and the authorized share capital was subsequently increased from 25,000,000 common shares to 100,000,000 common shares.  In connection with the share consolidation, we changed our name to "Quest Ventures Inc.".  Effective April 24th, 2006, our shares were consolidated on the basis of one new share for each two old shares.  In connection with the share consolidation, we also changed our name to “Dorato Resources Inc.”.  Effective August 21st, 2006, we continued our jurisdiction of incorporation into British Columbia from Wyoming.

Our Business

We were inactive for 3 years when we ceased our operations as a company that was involved in the development of music transfer software.  We have entered into agreements with several Peruvian Nationals and a Peruvian company to acquire options to earn a 100% interest in 64 mineral claims located in Peru and to acquire certain mining concessions (the “Mineral Claims”).  As consideration for the Mineral Claims, we agreed to issue 10,150,000 common shares in stages and pay a total of $9,220,000.

On April 24th, 2008 the TSX Venture Exchange (the “TSX-V”) accepted for filing the documentation related to the acquisition of the Mineral Claims.

Certain material terms of the option agreements are as follows:

–

We have the option to earn 100% interest in 18 mineral claims, comprising an aggregate of 16,158 hectares (the “Vicmarama Property”).  In order to earn a 100% interest in the Vicmarama Property, we agreed to issue a total of 750,000 common shares.  250,000 shares were issued on TSX-V approval and the remaining 500,000 shares will be issued over the following 24 months.  We also agreed to pay $250,000 as consideration for the Vicmarama Property.

–

We have the option to earn 100% interest in 18 mineral claims, comprising an aggregate of 14,500 hectares (the “Maravilla Property”).  In order to earn a 100% interest in the Maravilla Property, we agreed to issue 1,500,000 common shares.  250,000 of these shares were issued upon TSX-V approval and the remaining 1,250,000 shares will be issued over the following 24 months.  We also agreed to pay $300,000 as consideration for the Maravilla Property.

–

We have the option to earn 100% interest in 11 mineral claims, comprising an aggregate of 9,659 hectares (the “Lahaina 2 Property”).  In order to earn a 100% interest in the Lahaina 2 Property, we agreed to issue 1,500,000 common shares.  250,000 of these shares were issued upon TSX-V approval and the remaining 1,250,000 shares will be issued over the following 24 months.  We also agreed to pay $400,000 as consideration for the Lahaina 2 Property.

–

We have the option to earn 100% interest in 17 mineral claims, comprising an aggregate of 15,468 hectares (the “Lahaina 1 Property”).  In order to earn a 100% interest in the Lahaina 1 Property, we agreed to issue 3,400,000 common shares.  400,000 of these shares were issued upon TSX-V approval and the remaining 3,000,000 shares will be issued over the following 36 months.  We also agreed to pay $270,000 as consideration for the Lahaina 1 Property.

Dorato Peru S.A.C., our wholly-owned subsidiary, also entered into an agreement with the sole shareholders of Compania Minera Afrodita S.A.C., (“Afrodita”), a company registered in Lima, Peru which owns certain mining concessions in the area of the Mineral Claims.  Under the terms of the agreement, we were granted the option to purchase all of the shares of Afrodita in return for the issuance of 3,000,000 shares and the payment of $8,000,000 payable over 36 months.

There was no finder’s fee paid in connection with our acquisition of the Mineral Claims.

Cordillera del Condor

Geologically the highly prospective CdC Gold – Copper Belt underlies the Ecuador – Peru Border region.  Recent exploration on the Ecuadorian side of the belt has been highly successful; however, it may still be classed as under-explored.  From North to South, key district’s include Corriente Resources Mirador Copper District (combined 43-101 inferred resource of 1.7Bt @ 0.6% Cu), Aurelian Resources world class Furta Del Norte Gold Deposit (43-101 inferred resource of 13.7Moz Au & 22.4Moz Ag) and finally in the South, the Chinapintza District where recent drilling by Goldmarca (recently re-branded as Ecometals Ltd) has intersected values up to 506m @ 1g/t Au.

In contrast the Peruvian portion, which  geologically comprises approximately 45-50% of the CdC belt, is unexplored as until very recently the area was closed to exploration and mining.  Key features on the Peruvian side such as shared geology, structural setting, proximity and extensions of known fertile trends and numerous placer gold occurrences indicate that the framework and potential is present to form very significant gold and copper deposits.

As a result of this transaction we will acquire first mover status in a very large land position in this exciting emergent gold – copper belt details of which are below:

We filed a technical report in accordance with the requirements of National Instrument 43-101 of the Canadian Securities Administrators and the TSX Venture Exchange (“TSX-V”) policies with respect to the Mineral Claims.

A two-phase exploration program estimated to cost $4,460,000 is recommended for the Cordillera del Condor project.  Because of difficult terrain and difficult access, which will require the extensive use of helicopters during both phases of the recommended program, exploration costs will be significantly higher than would be expected in the road accessible areas in the same region.  In addition, due to a greater degree of uncertainty in the allowing for unforeseen costs and cost overruns, a 20% contingency allowance has been added to both phases of the program.

Phase I, estimated to cost $2,354,000, consists of three parts:

1.

An initial helicopter-supported program of reconnaissance mapping, prospecting and stream sediment sampling to evaluate on a first-pass basis the Lahaina, Maravilla, Vicmarama and Pamina concessions.

2.

Detailed mapping and sampling on the El Conguime, Cobra 1 and Conaime 4 targets and detailed mapping and sampling of priority targets identified in other areas by the initial reconnaissance work.

3.

3D I.P./resistivity and ground magnetic surveys on El Tambo, El Conguime, Cobra 1, Conaime 4 and other targets of merit identified by the reconnaissance and follow-up work complted in stages 1 and 2.  The geophysical surveys will help refine and better define target areas prior to drilling (all of the deposit types in the district are associated with abundant sulphide and commonly contain abundant silica, e.g. FDN, which make I.P./resistivity a logical choice to evaluate target areas).

Phase II, which is contingent upon the results of Phase I, is a 6,000 metre initial diamond drill program estimated to cost $2,106,000.  A minimum 14 holes should be drilled to test the El Tambo, El Conguime, Conaima 4 and Cobra 1 targets with a contingent for an additional ten holes to test other targets developed during Phase I.  Drill hole priorities, hole locations and target depths would be determined after the completion of Phase I.

Significant Recent Events

Change of Business and Acquisition of Peruvian Mineral Property

Pursuant to a News Release dated November 19th, 2007, as updated on December 19, 2007, January 22, 2008, February 22, 2008 and March 28, 2008, we announced that we had entered into agreements to acquire a large, approximately 55 km by 10 km, land holding covering Peruvian extensions of the emergent Cordillera del Condor Gold (CdC) - Copper Belt.

The acquisition of the Mineral Claims constituted a change of business to the mining sector. A copy of the filing statement dated as of April 3, 2008 with respect to our change of business was filed under our profile at www.sedar.com.

In accordance with the rules of the TSX-V, we received written consent from shareholders holding in excess of a majority of the issued and outstanding shares to the change of business.  Further details on the change of business and the acquisition terms of the Mineral Claims are described in the filing statement.  Canaccord Capital Corporation agreed to act as our sponsor in regards to the transaction pursuant to the sponsorship policies of the TSX-V.  At our July 19, 2005 annual meeting our shareholders approved a name change and, in general terms, the proposed change of business.

We received the approval of the TSX-V to complete our change of business and related transactions on April 24th, 2008 as we met the requirements to be listed as a TSX-V Tier 2 company. Therefore, effective April 25, 2008, our listing was transferred from NEX to the TSX-V and our common shares commenced trading under the symbol “DRI”.

Private Placement

In conjunction with our change of business and acquisition of the Mineral Claims and subsequent to the year ended January 31, 2008 we completed a non-brokered private placement of 17,000,000 shares (the “Shares”) at a price of Cdn$0.60 per Share, for total proceeds of Cdn$10,200,000.  The proceeds of the private placement are being used to fund our acquisition of the Mineral Claims, the exploration of the Mineral Claims, and for general corporate purposes.  In addition to the statutory four month hold period, the subscribers voluntarily agreed that the Shares will be held in escrow for one year with 50% of the Shares being released after four months, a further 25% being released after eight months, and the final 25% being released after one year.

New Director

Jeffrey A. Pontius was appointed to our Board of Directors upon completion of our change of business.  Mr. Pontius is currently the President and Chief Executive Officer of International Tower Hill Mines and a director of Wealth Minerals Ltd.  Mr. Pontius has over 28 years of geological experience and holds a Masters Degree from the University of Idaho (Economic Geology), a BSc from Huxley College of Environmental Studies (Environmental Science) and a BSc from Western Washington University (Geology).

New Insider

Pursuant to the private placement of 17,000,000 common shares pursuant to the private placement financing and the acquisition of the Mineral Claims, Carlos Ballon Barraza, of San Isidro, Peru, acquired 6,350,000 common shares, which represents 18.87% of the fully diluted share capital upon issuance of the 10,150,000 common shares for the Mineral Claims.

Granting of Options

On May 23rd, 2008 we announced that we had granted stock options to certain directors, officers and consultants to purchase up to a total of 2,600,000 common shares in our capital stock.  The options are exercisable at a price of $1.40 per share on or before May 23, 2010.

Investor Relations Agreement with Quatloo Investment Management Inc.

By News Release dated June 20th, 2008 we announced that we had entered into an agreement to retain the services of Quatloo Investment Management Inc., of Vancouver, BC, to provide investor relations services to us.

The President and owner of Quatloo, Mr. Quentin Mai, has been appointed as Manager, Investor Relations and Corporate Communications.  Mr. Mai has extensive experience in the provision of professional corporate communications, investor relations and business initiative and development services to publicly listed companies in both the Canadian and US equities markets.  He has over 15 years of professional commerce experience, including 5 years based in Asia.  Quatloo will assist us in expanding and building our shareholder base and distributing consistent and timely information to potential investors and financial professionals.

The agreement is for an initial term of one year, and is terminable on 90 days notice by either party.  Quatloo will be paid a fee of $4,000 Cdn. per month.  In addition, Mr. Mai will be granted an incentive stock option to purchase up to 200,000 common shares at a price of $1.40 per share, exercisable for a period of two years from the date of grant.  In accordance with the TSX.V requirements, these options will vest over a period of 12 months, with 12.5% vesting on grant, 12.5% after three months and the balance of 75% as to 25% on each of the 6, 9 and 12 month anniversaries of the grant.  The grant of these options is subject to TSX.V acceptance of the agreement with Quatloo.  Quatloo does not presently hold any of our securities.  Mr. Mai currently holds 187,800 common shares of our capital stock.

Corporate Information

Our Board of Directors is as follows:

Anton J. Drescher

Gerhard Drescher

Rowland Perkins

Jeffrey A. Pontius

Our officers are:

Anton J. Drescher

President and Chief Executive Officer

Donna Moroney

Corporate Secretary and Chief Financial Officer

Share Capital

Our authorized share capital consists of 100,000,000 common shares without par value.  As of June 26, 2008, the total number of issued and outstanding common shares is 27,968,187 common shares.

During the three months ended April 30, 2008 we issued an aggregate of 17,000,000 common shares at a price of Cdn$0.60 per share pursuant to our recently completed private placement.  During the three months ended April 30, 2007 we did not issue any securities

On May 23rd, 2008 we granted stock options to certain directors, officers and consultants to purchase up to a total of 2,600,000 common shares in our capital stock.  The options are exercisable at a price of $1.40 per share on or before May 23, 2010.

There are no outstanding share purchase warrants.

Plan of Operation

Our plans over the next twelve months are to carry out the recommended Phase I exploration program on our newly acquired Mineral Claims in Peru.

We have sufficient working capital to meet our current cash requirements for the next eighteen months.  Pursuant to our recently completed private placement of 17,000,000 common shares at a price of Cdn$0.60 per share, we have raised sufficient funds to carry out Phase I of the recommended exploration program on the Mineral Claims.

In the event that we do not have sufficient capital to carry out Phase II of the recommended work program on the Mineral Claims, which is contingent upon results from Phase I, we will be seeking to arrange additional equity financing.  The quantity of funds to be raised and the terms of any equity financing that may be undertaken will be negotiated by management as opportunities to raise funds arise.  Specific plans will be devised once financing has been completed and management knows what funds will be available for these purposes.  There is no guarantee, however, that we will meet working capital requirements on a continued basis.

Summary of Quarterly Results

Description	Three Months ended Apr 30, 2008	Year ended Jan 31, 2008	Nine Months ended Oct 31 2007	Six months ended July 31 2007	Three Months ended Apr 30, 2007	Year ended Jan 31, 2007	Nine Months ended Oct 31 2006	Six months ended July 31 2006
Net Revenues	0	0	0	0	0	0	0	0
Income or loss before other items
Total	(185,336)	(177,657)	(63,382)	(39,758)	(16,159)	(84,157)	(68,799)	(60,821)
Net loss for period
Total	(128,068)	(273,121)	(110,926)	(68,574)	(29,302)	(79,383)	(67,566)	(60,821)
Per share	(0.01)	(0.05)	(0.02)	(0.00)	(0.006)	(0.03)	(0.04)	(0.00)

Liquidity and Capital Resources

We had cash and cash equivalents of $7,800,379 as of April 30, 2008, compared to $342,967 at April 30, 2007, representing an increase of $7,457,412.  We had a working capital of $7,781,473 as of April 30, 2008, compared to a working capital of $341,534 as of April 30, 2007.  The increase in cash on hand and resultant increase in working capital was the result of our recently completed private placement of 17,000,000 common shares at a price of Cdn$0.60 per share.

We have sufficient funds on hand to fund our current operations over the next 18 months.  We anticipate that we will operate at a loss for the foreseeable future.  Our management has continued to provide capital through equity financing.  We recently completed a private placement of 17,000,000 common shares at a price of Cdn$0.60 per share in conjunction with our acquisition of the Mineral Claims, which funds, together with working capital, will be used to pay the estimated expenses of the change of business and private placement financing of $130,000, to pay property payments for the Mineral Claims of $1,920,000, to carry out the recommended Phase I of the exploration program of $2,354,000, for general and administrative expenses for 18 months of $250,000, with unallocated working capital of approximately $5,900,002.

We may require additional working capital in order to continue exploration and development of the Mineral Claims.  There is no assurance that we will be able to obtain any additional financing on terms acceptable to us, if at all.  The quantity of funds to be raised and the terms of any equity financing that may be undertaken in the future will be negotiated by management as opportunities to raise funds arise.

During the three months ended April 30, 2008 we raised gross proceeds of $10,200,000 from the issuance of 17,000,000 common shares at a price of Cdn$0.60 per share pursuant to our recently completed private placement.  During the fiscal three months ended April 30, 2007 we did not raise any capital.

Results of Operations

We incurred a net loss of $128,068 for the three months ended April 30, 2008, compared to a net loss of $29,302 for the three months ended April 30, 2007.  There was a 337% increase in operating expenses incurred during the three months ended April 30, 2008 compared with the operating expenses incurred during the three months ended April 30, 2007 as a result of the increased activity during fiscal 2008 related to our change of business, acquisition of the Mineral Claims and $10,200,000 completion of the Cdn$10,200,000 private placement.  The general and administrative expenses incurred during fiscal 2008 primarily consisted of consulting fees of $11,441 (2007 - $6,477), professional fees of $62,699 (2007 - $2,448), travel and entertainment of $22,988 (2007 - $Nil), rent of $3,432 (2007 - $2,980), filing fees of $33,972 (2007 - $3,208), transfer agent fees of $15,906 (2007 - $692), and office and general of $33,238 (2007 - $130).

We do not maintain our own staff.  A management company, Harbour Pacific Capital Corp., controlled by one of our directors, performs administrative service on our behalf and bills us a fee for this service.  The management company provides full management services including bookkeeping services.

Transactions with Related Parties

During the three months ended April 30, 2008 and April 30, 2007, we incurred expenses paid to directors, former directors, officers and companies controlled by directors and companies with directors in common with us, as follows:

(a)

Consulting fees of $7,461 (2007 - $6,477); and

(b)

Professional fees of $2,566 (2007 - $734).

Included in accounts payable as at April 30, 2008 is $4,294 (2007 - $754) owing for fees and expenses to a director and a company controlled by a director.

Forward Looking Statements

Except for historical information, our Management’s Discussion & Analysis may contain forward-looking statements. These statements involve known and unknown risks, uncertainties, and other factors that may cause our actual results, levels of activity performance or achievement to vary from those expressed or implied by these forward looking statements.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements.

Additional Information

Additional information relating to our company is available on SEDAR at www.sedar.com.